October 16, 2024

Michael Zuehlke
Vice President of Finance and Corporate Controller
Zomedica Corp.
100 Phoenix Drive, Suite 125
Ann Arbor, Michigan 48108

       Re: Zomedica Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38298
Dear Michael Zuehlke:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences